UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3

RULE 13e-3 TRANSACTION STATEMENT
(Pursuant to Section 13(e) of the Securities Exchange Act of 1934)

(Amendment No. 2)

RMG NETWORKS HOLDING CORPORATION

(Name of the Issuer)

RMG Networks Holding Corporation

SCG Digital, LLC

SCG Digital Merger Sub, Inc.

SCG Digital Financing, LLC

SCG Digital Holdings, LLC

White Knight Capital Management LLC

The Gregory H. Sachs Revocable Trust UDT Dtd. 4/24/98

2011 Sachs Family Trust

Gregory H. Sachs

Sachs Capital Group LP

(Name of Person(s) Filing Statement)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

74966K300

(CUSIP Number of Class of Securities)

Robert R. Robinson Senior Vice President, General Counsel and Secretary RMG Networks Holding Corporation 15301 North Dallas Parkway Suite 500 Addison, TX 75001 (800) 827-9666	Gregory H. Sachs Sachs Capital Group LP 2132 Deep Water Lane, Suite 232 Naperville, IL 60564 (312) 784-3956
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Person(s) Filing Statement)

With copies to:

Mayer Brown LLP 71 South Wacker Drive Chicago, Illinois 60606 Attn: Ameer I. Ahmad, Esq. aahmad@mayerbrown.com	DLA Piper LLP 444 West Lake Street, Suite 900 Chicago, Illinois 60606-0089 Attn: Richard Chesley, Esq. Neal Aizenstein, Esq. Richard.Chesley@dlapiper.com Neal.Aizenstein@dlapiper.com	Foley Gardere Foley & Lardner LLP 2021 McKinney Ave., Suite 1600 Dallas, Texas 75201 Attn: Evan Stone, Esq. Christopher J. Babcock, Esq. estone@foley.com cbabcock@foley.com

This statement is filed in connection with (check the appropriate box):

☒                a.        The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14-C or Rule 13e-3(c) under the Securities Exchange Act of 1934 (the “Exchange Act”).

☐                  b.        The filing of a registration statement under the Securities Act of 1933.

☐                  c.         A tender offer.

☐                  d.        None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☒

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$14,168,447	$1,764

*                 Calculated solely for purposes of determining the filing fee. The transaction value was determined based upon multiplying 11,156,257 shares of common stock, par value $0.0001 per share of RMG Networks Holding Corporation, by $1.27 per share.

**          The filing fee, calculated in accordance with Exchange Act Rule 0-11(c)(1), was calculated by multiplying the transaction value by 0.0001245.

☒          Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $1,764
Form or Registration No.: Schedule 14A
Filing Party: RMG Networks Holding Corporation
Date Filed: May 10, 2018

INTRODUCTION

This Amendment No. 2 to Rule 13e-3 Transaction Statement on Schedule 13E-3, together with the exhibits hereto (the “Transaction Statement”), is being filed by (1) RMG Networks Holding Corporation, a Delaware corporation (“RMG” or the “Company”), the issuer of the common stock, par value $0.0001 per share (the “Company Common Stock”) that is subject to the Rule 13e-3 transaction, (2) Sachs Capital Group LP, a Delaware limited partnership, (3) SCG Digital Holdings, LLC, a Delaware limited liability company and successor by conversion of SCG Digital Holdings, Inc., and an affiliate of Gregory H. Sachs, the Company’s executive chairman (“SCG Digital Holdings”), (4) SCG Digital, LLC, a Delaware limited liability company and wholly-owned subsidiary of SCG Digital Holdings (“Parent”), (5) SCG Digital Merger Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of Parent (“Merger Sub”), (6) SCG Digital Financing, LLC, a Delaware limited liability company (“SCG Financing”), (7) White Knight Capital Management LLC, an Illinois limited liability company, (8) The Gregory H. Sachs Revocable Trust UDT Dtd. 4/24/98,  (9) 2011 Sachs Family Trust and (10) Gregory H. Sachs, executive chairman of the Board of Directors of the Company (collectively, the “Filing Persons”).

On April 2, 2018, the Company, Parent, Merger Sub and SCG Financing (an affiliate of Parent and solely for the purposes of Sections 6.19, 8.03 and 8.04 of the Merger Agreement) entered into an Agreement and Plan of Merger (as it may be amended from time to time, the “Merger Agreement”). Pursuant to the Merger Agreement, Merger Sub will merge with and into the Company, with the Company continuing as the surviving corporation and a wholly owned subsidiary of Parent (the “Merger”). Concurrently with the filing of this Transaction Statement, the Company is filing with the Securities and Exchange Commission (the “SEC”) an amended preliminary proxy statement (the “Proxy Statement”) under Regulation 14A of the Exchange Act, relating to a special meeting of the stockholders of the Company at which the holders of the Company Common Stock will be asked to consider and vote on a proposal to adopt and approve the Merger Agreement and approve related matters, as described in the Proxy Statement. The adoption and approval of the Merger Agreement requires the affirmative vote in person or by proxy of holders of at least both (1) a majority of the outstanding shares of Company Common Stock entitled to vote at the special meeting and (2) a majority of the outstanding shares of Company Common Stock, excluding shares held by (i) Parent or Merger Sub or any of their respective affiliates, including Gregory H. Sachs, (ii) any rollover investors (as defined below) and (iii) any of the Company’s executive officers. Parent and the Company may, if they choose, mutually agree to waive the voting requirement set forth in clause (2) above, but may not waive the requirement set forth in clause (1). Neither the Company nor Parent has any current intention to waive this requirement. Any mutual agreement to do so would be made in advance of the special meeting and would be disclosed to the Company stockholders prior to the special meeting.

A copy of the Proxy Statement is attached hereto as Exhibit (a)(2)(i) and a copy of the Merger Agreement is attached as Annex A to the Proxy Statement.

Upon completion of the Merger, each share of Company Common Stock issued and outstanding immediately prior to the effective time of the Merger will be canceled and converted into the right to receive $1.27 in cash, without interest and less applicable withholding taxes, other than the following excluded shares: (1) shares of Company Common Stock owned by the Company or shares owned by Parent or Merger Sub or their respective affiliates, including those shares held by Gregory H. Sachs, all of which will be canceled, and no payment will be made with respect thereto, (2) rollover shares (as defined below), and (3) shares of Company Common Stock held by a stockholder who has properly exercised, and has not failed to perfect, withdrawn or otherwise lost, appraisal rights in accordance with Delaware law.  Further, upon completion of the Merger, the prior stockholders of the Company will no longer have any interest in the Company’s future earnings or growth, the Company will be wholly owned by entities controlled by Gregory H. Sachs, and the Company will no longer be a public company and the Company Common Stock will no longer be traded on the Nasdaq Capital Market (or any stock exchange), and the Company will no longer be required to file periodic and other reports with the SEC.

From the date of the Merger Agreement until two business days prior to the special meeting to be held in connection with the Merger, SCG Digital Holdings may from time to time enter into one or more rollover agreements pursuant to which stockholders as determined by Parent in its discretion (the “rollover investors”) agree to contribute to SCG Digital Holdings the number of shares of Company Common Stock set forth in the rollover agreements (the “rollover shares”). Rollover investors will receive an equity interest in SCG Digital Holdings. All of the rollover shares will be cancelled at the effective time.

Certain Company stockholders affiliated with Mr. Sachs entered into a Voting Agreement (the “Voting Agreement”) with the Company, dated as of April 2, 2018, pursuant to which such stockholders have agreed to vote all shares of Company Common Stock held by such stockholders in favor of the proposal to adopt and approve the Merger Agreement and not to transfer such shares during the term of the voting agreement. These stockholders collectively own approximately 18% of the outstanding shares of Company Common Stock. The Voting Agreement will terminate upon the consummation of the merger or the termination of the Merger Agreement.

The cross references below are being supplied pursuant to General Instruction G to Schedule 13E-3 and show the location in the Proxy Statement of the information required to be included in response to the items of Schedule 13E-3. Pursuant to General Instruction F to Schedule 13E-3, the information contained in the Proxy Statement, including all annexes thereto, is incorporated by reference herein in its entirety, and the responses to each Item in this Transaction Statement are qualified in their entirety by the information contained in the Proxy Statement and the annexes thereto. As of the date hereof, the Proxy Statement is in preliminary form and is subject to completion or amendment. Capitalized terms used but not defined in this Transaction Statement shall have the meanings given to them in the Proxy Statement.

While each of the Filing Persons acknowledges that the Merger is a going private transaction for purposes of Rule 13e-3 under the Exchange Act, the filing of this Transaction Statement shall not be construed as an admission by any Filing Person, or by any affiliate of a Filing Person, that the Company is “controlled” by any other Filing Person within the meaning of Rule 13e-3 under Section 13(e) of the Exchange Act.

All information contained in, or incorporated by reference into, this Transaction Statement concerning each Filing Person has been supplied by such Filing Person.

Item 1. Summary Term Sheet

The information set forth in the Proxy Statement under the following captions are incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”

Item 2. Subject Company Information

(a)                                 Name and Address. The Company’s name and the address and telephone number of its principal executive office are as follows:

RMG Networks Holding Corporation

15301 North Dallas Parkway, Suite 500

Addison, TX 75001

(800) 827-9666

(b)                                 Securities. The title of the subject class of securities is: Common Stock, par value $0.0001 per share. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET—Record Date, Quorum, Voting Rights”

“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”

“THE SPECIAL MEETING—Record Date, Quorum, Voting Rights”

“IMPORTANT INFORMATION ABOUT THE COMPANY—Security Ownership of Certain Beneficial Owners and Management”

(c)                                  Trading Market and Price. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“IMPORTANT INFORMATION ABOUT THE COMPANY—Market Price and Dividend Data”

(d)                                 Dividends. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“IMPORTANT INFORMATION ABOUT THE COMPANY—Market Price and Dividend Data”

(e)                                  Prior Public Offerings.  The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“IMPORTANT INFORMATION ABOUT THE COMPANY—Prior Public Offerings”

(f)                                   Prior Stock Purchases. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“IMPORTANT INFORMATION ABOUT THE COMPANY—Transactions in Common Stock”

Item 3. Identity and Background of Filing Person(s)

(a)                                 Name and Address. RMG Networks Holding Corporation is the subject company.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET—The Parties to the Merger”

“THE PARTIES TO THE MERGER”

“IMPORTANT INFORMATION ABOUT THE COMPANY—Directors and Executive Officers”

“IMPORTANT INFORMATION ABOUT THE PARENT PARTIES”

(b)                                 Business and Background of Entities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET—The Parties to the Merger”

“THE PARTIES TO THE MERGER”

“IMPORTANT INFORMATION ABOUT THE COMPANY—Directors and Executive Officers”

“IMPORTANT INFORMATION ABOUT THE PARENT PARTIES”

(c)                                  Business and Background of Natural Persons. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“IMPORTANT INFORMATION ABOUT THE COMPANY—Directors and Executive Officers”

“IMPORTANT INFORMATION ABOUT THE PARENT PARTIES”

Item 4. Terms of the Transaction

(a)                                 Material Terms.

(1) Tender Offers. Not applicable.

(2) Mergers or Similar Transactions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”

“SPECIAL FACTORS—Background of the Merger”

“SPECIAL FACTORS—Reasons for the Merger; Recommendation of the Special Committee and of Our Board of Directors; Fairness of the Merger”

“SPECIAL FACTORS—Purposes, Reasons and Plans for the Company after the Merger”

“SPECIAL FACTORS—Interests of the Company’s Directors and Officers in the Merger”

“SPECIAL FACTORS—Certain Effects of the Merger”

“SPECIAL FACTORS—Material U.S. Federal Income Tax Consequences of the Merger to Our Stockholders”

“SPECIAL FACTORS—Payment of Merger Consideration and Surrender of Stock Certificates”

“THE SPECIAL MEETING—Vote Required”

“THE MERGER AGREEMENT—The Merger Consideration and Conversion of Capital Stock”

“THE MERGER AGREEMENT—Treatment of Company Stock Options”

“THE MERGER AGREEMENT—Agreement as to Director and Officer Indemnification and Insurance”

ANNEX A—Agreement and Plan of Merger

(c)                                  Different Terms. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”

“SPECIAL FACTORS—Interests of the Company’s Directors and Executive Officers in the Merger”

“SPECIAL FACTORS—Certain Effects of the Merger”

“THE MERGER AGREEMENT—The Merger Consideration and Conversion of Capital Stock”

“THE MERGER AGREEMENT—Treatment of Company Stock Options”

“THE MERGER AGREEMENT—Agreement as to Director and Officer Indemnification and Insurance”

(d)                                 Appraisal Rights. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“THE SPECIAL MEETING—Rights of Stockholders Who Object to the Merger”

“APPRAISAL RIGHTS”

ANNEX C—Section 262 of the General Corporation Law of the State of Delaware

(e)                                  Provisions for Unaffiliated Security Holders. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“PROVISIONS FOR UNAFFILIATED STOCKHOLDERS”

(f)                                   Eligibility for Listing or Trading. Not applicable.

Item 5. Past Contacts, Transactions, Negotiations and Agreements

(a)                                 Transactions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“SPECIAL FACTORS—Background of the Merger”

“SPECIAL FACTORS—Interests of the Company’s Directors and Executive Officers in the Merger”

“SPECIAL FACTORS—Financing of the Merger”

“THE MERGER AGREEMENT”

“THE VOTING AGREEMENT”

“THE BRIDGE LOAN AND THE PENALTY LOAN”

“IMPORTANT INFORMATION ABOUT THE COMPANY—Prior Public Offerings”

“IMPORTANT INFORMATION ABOUT THE COMPANY—Transactions in Common Stock”

ANNEX A—Agreement and Plan of Merger

(b)–(c)            Significant Corporate Events; Negotiations or Contacts. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“SPECIAL FACTORS—Background of the Merger”

“SPECIAL FACTORS—Subsequent Events”

“SPECIAL FACTORS—Reasons for the Merger; Recommendation of the Special Committee and of Our Board of Directors; Fairness of the Merger”

“SPECIAL FACTORS—Purposes, Reasons and Plans for the Company after the Merger”

“SPECIAL FACTORS—Position of the Parent Parties as to the Fairness of the Merger”

“SPECIAL FACTORS—Interests of the Company’s Directors and Executive Officers in the Merger”

“SPECIAL FACTORS—Financing of the Merger”

“THE MERGER AGREEMENT”

“THE VOTING AGREEMENT”

“THE BRIDGE LOAN AND THE PENALTY LOAN”

“IMPORTANT INFORMATION ABOUT THE COMPANY—Prior Public Offerings”

“IMPORTANT INFORMATION ABOUT THE COMPANY—Transactions in Common Stock”

ANNEX A—Agreement and Plan of Merger

(e)                                  Agreements Involving the Subject Company’s Securities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”

“SPECIAL FACTORS—Background of the Merger”

“SPECIAL FACTORS—Subsequent Events”

“SPECIAL FACTORS—Interests of the Company’s Directors and Executive Officers in the Merger”

“SPECIAL FACTORS—Certain Effects of the Merger”

“SPECIAL FACTORS—Financing of the Merger”

“SPECIAL FACTORS—Payment of Merger Consideration and Surrender of Stock Certificates”

“THE SPECIAL MEETING—Vote Required”

“THE MERGER AGREEMENT”

“THE VOTING AGREEMENT”

“THE BRIDGE LOAN AND THE PENALTY LOAN”

“PROPOSAL 1— VOTE ON ADOPTION AND APPROVAL OF THE MERGER AGREEMENT”

“PROPOSAL 2—ADVISORY VOTE ON MERGER-RELATED COMPENSATION FOR THE COMPANY’S NAMED EXECUTIVE OFFICERS”

“PROPOSAL 3—VOTE ON ONE OR MORE ADJOURNMENTS OR POSTPONEMENTS OF THE SPECIAL MEETING, IF NECESSARY OR APPROPRIATE”

ANNEX A—Agreement and Plan of Merger

Item 6. Purposes of the Transaction and Plans or Proposals

(b)                                 Use of Securities Acquired. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”

“SPECIAL FACTORS—Interests of the Company’s Directors and Officers in the Merger”

“SPECIAL FACTORS—Certain Effects of the Merger”

“SPECIAL FACTORS—Payment of Merger Consideration and Surrender of Stock Certificates”

“THE MERGER AGREEMENT—The Merger Consideration and Conversion of Capital Stock”

“THE MERGER AGREEMENT—Treatment of Company Stock Options”

“THE MERGER AGREEMENT—Payment Procedures”

ANNEX A—Agreement and Plan of Merger

(c)(1)-(8) Plans. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”

“SPECIAL FACTORS—Background of the Merger”

“SPECIAL FACTORS—Subsequent Events”

“SPECIAL FACTORS—Reasons for the Merger; Recommendation of the Special Committee and of Our Board of Directors; Fairness of the Merger”

“SPECIAL FACTORS—Purposes, Reasons and Plans for the Company after the Merger”

“SPECIAL FACTORS—Interests of the Company’s Directors and Officers in the Merger”

“SPECIAL FACTORS—Certain Effects of the Merger”

“SPECIAL FACTORS—Effects on the Company if the Merger Is Not Completed”

“THE MERGER AGREEMENT—The Merger”

“THE MERGER AGREEMENT—The Merger Consideration and Conversion of Capital Stock”

“THE MERGER AGREEMENT—Treatment of Company Stock Options”

“IMPORTANT INFORMATION ABOUT THE COMPANY—Market Price and Dividend Data”

ANNEX A—Agreement and Plan of Merger

Item 7. Purposes, Alternatives, Reasons and Effects

(a)                                 Purposes. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET”

“SPECIAL FACTORS—Background of the Merger”

“SPECIAL FACTORS—Reasons for the Merger; Recommendation of the Special Committee and of Our Board of Directors; Fairness of the Merger”

“SPECIAL FACTORS—Purposes, Reasons and Plans for the Company after the Merger”

(b)                                 Alternatives. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SPECIAL FACTORS—Background of the Merger”

“SPECIAL FACTORS—Subsequent Events”

“SPECIAL FACTORS—Reasons for the Merger; Recommendation of the Special Committee and of Our Board of Directors; Fairness of the Merger”

“SPECIAL FACTORS—Purposes, Reasons and Plans for the Company after the Merger”

“SPECIAL FACTORS—Effects on the Company if the Merger Is Not Completed”

(c)                                  Reasons. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“SPECIAL FACTORS—Background of the Merger”

“SPECIAL FACTORS—Reasons for the Merger; Recommendation of the Special Committee and of Our Board of Directors; Fairness of the Merger”

“SPECIAL FACTORS—Purposes, Reasons and Plans for the Company after the Merger”

“SPECIAL FACTORS—Effects on the Company if the Merger Is Not Completed”

(d)                                 Effects. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”

“SPECIAL FACTORS—Reasons for the Merger; Recommendation of the Special Committee and of Our Board of Directors; Fairness of the Merger”

“SPECIAL FACTORS—Purposes, Reasons and Plans for the Company after the Merger”

“SPECIAL FACTORS—Interests of the Company’s Directors and Officers in the Merger”

“SPECIAL FACTORS—Certain Effects of the Merger”

“SPECIAL FACTORS—Effects on the Company if the Merger Is Not Completed”

“SPECIAL FACTORS—Financing of the Merger”

“SPECIAL FACTORS—Material U.S. Federal Income Tax Consequences of the Merger to Our Stockholders”

“SPECIAL FACTORS—Fees and Expenses of the Merger”

“SPECIAL FACTORS—Effective Time of Merger”

“THE MERGER AGREEMENT—The Merger”

“THE MERGER AGREEMENT—The Merger Consideration and Conversion of Capital Stock”

“THE MERGER AGREEMENT—Treatment of Company Stock Options”

“THE MERGER AGREEMENT—Termination Fees, Penalty Loan”

“THE VOTING AGREEMENT”

“THE BRIDGE LOAN AND THE PENALTY LOAN”

“APPRAISAL RIGHTS”

ANNEX A—Agreement and Plan of Merger

ANNEX C—Section 262 of the General Corporation Law of the State of Delaware

Item 8. Fairness of the Transaction

(a)–(b)           Fairness; Factors Considered in Determining Fairness. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”

“SPECIAL FACTORS—Background of the Merger”

“SPECIAL FACTORS—Reasons for the Merger; Recommendation of the Special Committee and of Our Board of Directors; Fairness of the Merger”

“SPECIAL FACTORS—Purposes, Reasons and Plans for the Company after the Merger”

“SPECIAL FACTORS—Opinion of Lake Street Capital Markets LLC”

“SPECIAL FACTORS—Position of the Parent Parties as to the Fairness of the Merger”

ANNEX B—Opinion of Lake Street Capital Markets, LLC

The presentation dated April 2, 2018 prepared by Lake Street Capital Markets, LLC and reviewed by the Board of Directors and the Special Committee of the Company is attached hereto as Exhibit (c)(2) and is incorporated by reference herein.

(c)                                  Approval of Security Holders. The transaction is not structured so that the approval of at least a majority of unaffiliated security holders is required, however, the transaction is structured to require approval of holders of a majority of the outstanding shares of Company Common Stock, excluding shares held by (i) Parent or Merger Sub or any of their respective affiliates, including Gregory H. Sachs, the Company’s executive chairman, (ii) any rollover investors, and (iii) any of the Company’s executive officers. Parent and the Company may, if they choose, mutually agree to waive this voting requirement. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”

“SPECIAL FACTORS—Reasons for the Merger; Recommendation of the Special Committee and of Our Board of Directors; Fairness of the Merger”

“THE SPECIAL MEETING—Vote Required”

“THE MERGER AGREEMENT—Conditions to the Merger”

“PROPOSAL 1—VOTE ON ADOPTION AND APPROVAL OF THE MERGER AGREEMENT”

ANNEX A—Agreement and Plan of Merger

(d)                                 Unaffiliated Representative. An unaffiliated representative was not retained to act solely on behalf of unaffiliated security holders for purposes of negotiating the terms of the transaction or preparing a report concerning the fairness of the transaction. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SPECIAL FACTORS—Reasons for the Merger; Recommendation of the Special Committee and of Our Board of Directors; Fairness of the Merger”

“PROVISIONS FOR UNAFFILIATED STOCKHOLDERS”

(e)                                  Approval of Directors. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”

“SPECIAL FACTORS—Background of the Merger”

“SPECIAL FACTORS—Reasons for the Merger; Recommendation of the Special Committee and of Our Board of Directors; Fairness of the Merger”

“SPECIAL FACTORS—Purposes, Reasons and Plans for the Company after the Merger”

“SPECIAL FACTORS—Position of the Parent Parties as to the Fairness of the Merger”

“THE SPECIAL MEETING—Recommendation of the Company Board of Directors”

(f)                                   Other Offers. Not applicable.

Item 9. Reports, Opinions, Appraisals and Certain Negotiations

(a)–(c)            Report, Opinion or Appraisal; Preparer and Summary of the Report, Opinion or Appraisal; Availability of Documents. The information set forth in the Proxy Statement under the following headings is incorporated herein by reference. The reports, opinions or appraisals referenced in this Item 9 will be made available for inspection and copying at the principal executive offices of the Company during its regular business hours by any interested holder of Company Common Stock or any representative who has been so designated in writing.

“SUMMARY TERM SHEET”

“SPECIAL FACTORS—Background of the Merger”

“SPECIAL FACTORS—Reasons for the Merger; Recommendation of the Special Committee and of Our Board of Directors; Fairness of the Merger”

“SPECIAL FACTORS—Purposes, Reasons and Plans for the Company after the Merger”

“SPECIAL FACTORS—Opinion of Lake Street Capital Markets LLC”

“SPECIAL FACTORS—Position of the Parent Parties as to the Fairness of the Merger”

“WHERE YOU CAN FIND MORE INFORMATION”

ANNEX B—Opinion of Lake Street Capital Markets, LLC

The presentation dated April 2, 2018 prepared by Lake Street Capital Markets, LLC and reviewed by the Board of Directors and the Special Committee of the Company is attached hereto as Exhibit (c)(2)  and is incorporated by reference herein.

Item 10. Source and Amounts of Funds or Other Consideration

(a)–(b), (d) Source of Funds; Conditions; Borrowed Funds. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“SPECIAL FACTORS—Purposes, Reasons and Plans for the Company after the Merger”

“SPECIAL FACTORS—Financing of the Merger”

“THE MERGER AGREEMENT—The Merger Consideration and Conversion of Capital Stock”

“THE BRIDGE LOAN AND THE PENALTY LOAN”

ANNEX A—Agreement and Plan of Merger

(c)                                  Expenses. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”

“SPECIAL FACTORS—Fees and Expenses of the Merger”

“THE MERGER AGREEMENT—Termination Fees, Penalty Loan”

“THE MERGER AGREEMENT—Costs and Expenses”

ANNEX A—Agreement and Plan of Merger

Item 11. Interest in Securities of the Subject Company

(a)                                 Securities Ownership. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“IMPORTANT INFORMATION ABOUT THE COMPANY—Security Ownership of Certain Beneficial Owners and Management”

(b)                                 Securities Transactions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“IMPORTANT INFORMATION ABOUT THE COMPANY—Transactions in Common Stock”

Item 12. The Solicitation or Recommendation

(d)                                 Intent to Tender or Vote in a Going-Private Transaction. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”

“THE SPECIAL MEETING—Vote Required”

“THE VOTING AGREEMENT”

“PROPOSAL 1—VOTE ON ADOPTION AND APPROVAL OF THE MERGER AGREEMENT”

(e)                                  Recommendations of Others. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”

“SPECIAL FACTORS—Reasons for the Merger; Recommendation of the Special Committee and of Our Board of Directors; Fairness of the Merger”

“SPECIAL FACTORS—Purposes, Reasons and Plans for the Company after the Merger”

“SPECIAL FACTORS—Position of the Parent Parties as to the Fairness of the Merger”

“THE SPECIAL MEETING—Recommendation of the Company Board of Directors”

“PROPOSAL 1—VOTE ON ADOPTION AND APPROVAL OF THE MERGER AGREEMENT”

Item 13. Financial Information

(a)                                 Financial Statements. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“IMPORTANT INFORMATION ABOUT THE COMPANY—Ratio of Earnings to Fixed Charges”

“IMPORTANT INFORMATION ABOUT THE COMPANY—Book Value Per Share”

ANNEX D—Annual Report on Form 10-K for the fiscal year ended December 31, 2017 of the Company

ANNEX E—Quarterly Report on Form 10-Q for the period ended March 31, 2018 of the Company

(b)                                 Pro Forma Information. Not applicable.

Item 14. Persons/Assets, Retained, Employed, Compensated or Used

(a)–(b)           Solicitations or Recommendations; Employees and Corporate Assets. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”

“THE SPECIAL MEETING—Solicitation of Proxies”

“THE SPECIAL MEETING—Questions and Additional Information”

Item 15. Additional Information

(b)                                 Golden Parachute Compensation. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“SPECIAL FACTORS—Interests of the Company’s Directors and Officers in the Merger”

“THE MERGER AGREEMENT—Treatment of Company Stock Options”

“PROPOSAL 2—ADVISORY VOTE ON MERGER-RELATED COMPENSATION FOR THE COMPANY’S NAMED EXECUTIVE OFFICERS”

(c)                                  Other Material Information. The entirety of the Proxy Statement, including all annexes thereto, is incorporated herein by reference.

Item 16. Exhibits

Exhibit Index

(a)(2)(i)	Proxy Statement of RMG Networks Holding Corporation (incorporated by reference to the Schedule 14A filed concurrently with this Transaction Statement with the SEC).

(a)(2)(ii)	Form of Proxy Card (incorporated by reference to the Proxy Statement).

(a)(2)(iii)	Letter to Stockholders (incorporated by reference to the Proxy Statement).

(a)(2)(iv)	Notice of Special Meeting of Stockholders (incorporated by reference to the Proxy Statement).

(a)(2)(v)

Press Release issued by RMG Networks Holding Corporation, dated April 2, 2018 (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed with the SEC on April 3, 2018).

(a)(2)(vi)	Press Release issued by RMG Networks Holding Corporation, dated June 5, 2018 (incorporated by reference to the Schedule 14A filed by the Company on June 5, 2018).

(c)(1)	Opinion of Lake Street Capital Markets, LLC, dated April 2, 2018 (incorporated by reference to Annex B of the Proxy Statement).

(c)(2)*	Presentation of Lake Street Capital Markets LLC to the Special Committee of the Board of Directors of RMG Networks Holding Corporation, dated April 2, 2018.

(d)(1)

Agreement and Plan of Merger, dated April 2, 2018, by and among the Company, SCG Digital, LLC, SCG Digital Merger Sub, Inc., and SCG Digital Financing, LLC (incorporated by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K filed with the SEC on April 3, 2018).

(d)(2)

Subordinated Loan and Security Agreement, dated April 2, 2018, by and among the Company, RMG Networks, Inc., RMG Enterprise Solutions, Inc., RMG Networks Limited, RMG Networks Middle East, LLC, and SCG Digital Financing, LLC (incorporated by reference to Exhibit 10.30 to Amendment No. 1 to the Company’s Annual Report on Form 10-K/A filed with the SEC on April 30, 2018).

(d)(3)

Voting Agreement, dated April 2, 2018, by and between the Company and certain stockholders of the Company listed on Schedule 1 thereto (incorporated by reference to Exhibit 2.3 to the Company’s Current Report on Form 8-K filed with the SEC on April 3, 2018).

(d)(4)*	Escrow Agreement, dated April 23, 2018, by and among the Company, SCG Digital, LLC, SCG Digital Merger Sub, Inc., and, SCG Digital Financing, LLC, and Citibank, National Association, as escrow agent.

(d)(5)

First Amendment to Amended and Restated Loan and Security Agreement, dated April 2, 2018, by and among Silicon Valley Bank, the Company, RMG Networks, Inc., RMG Enterprise Solutions, Inc., RMG Networks Limited, RMG Networks Middle East, LLC (incorporated by reference to Exhibit 2.4 to the Company’s Current Report on Form 8-K filed with the SEC on April 3, 2018).

(d)(6)

Letter Agreement, dated April 23, 2018, by and among the Company, SCG Digital, LLC, SCG Digital Merger Sub, Inc., and SCG Digital Financing, LLC (incorporated by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K filed with the SEC on April 24, 2018).

(d)(7)

Letter Agreement, dated May 3, 2018, by and among the Company, SCG Digital, LLC, SCG Digital Merger Sub, Inc., and SCG Digital Financing, LLC (incorporated by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K filed with the SEC on May 8, 2018).

(f)(1)	Section 262 of the General Corporation Law of the State of Delaware (incorporated by reference to Annex C of the Proxy Statement).

* Previously filed by this Transaction Statement on May 10, 2018.

SIGNATURES

After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  July 27, 2018

RMG NETWORKS HOLDING CORPORATION

By:	/s/ Robert Michelson
Name:	Robert Michelson
Title:	President & CEO

SCG DIGITAL, LLC

By:	/s/ Gregory H. Sachs
Name:	Gregory H. Sachs
Title:	President

SCG DIGITAL MERGER SUB, INC.

By:	/s/ Gregory H. Sachs
Name:	Gregory H. Sachs
Title:	President

SCG DIGITAL FINANCING, LLC

By:	/s/ Gregory H. Sachs
Name:	Gregory H. Sachs
Title:	President

SCG DIGITAL HOLDINGS, LLC

By:	/s/ Gregory H. Sachs
Name:	Gregory H. Sachs
Title:	President

THE GREGORY H. SACHS REVOCABLE TRUST UDT DTD. 4/24/98

By:	/s/ Gregory H. Sachs
Name:	Gregory H. Sachs
Title:	Trustee

WHITE KNIGHT CAPITAL MANAGEMENT LLC

By: RedLeaf Management Company, LLC, its Manager

By:	/s/ Michelle Silbey
Name:	Michelle Silbey
Title:	Manager

2011 SACHS FAMILY TRUST

By:	/s/ Gerald M. Sachs
Name:	Gerald M. Sachs
Title:	Trustee

GREGORY H. SACHS

By:	/s/ Gregory H. Sachs
Gregory H. Sachs

SACHS CAPITAL GROUP LP

By: Redleaf Holdings, LLC, its General Partner

By: Redleaf Management Company, LLC, its Manager

By:	/s/ Michelle Sibley
Name:	Michelle Sibley
Title:	Manager